SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            (Amendment No.________)*


                            MCI, Inc. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

   Shares of common stock, $.01 par value per share, of the Issuer
                                ("Common Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  552691206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                             Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec

                            Mexico City 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                                 (Page 1 of 45)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     552691206               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Helu

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           43,447,684 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  43,447,684 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,447,684 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7% (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                           Page 3 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           43,447,684 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  43,447,684 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,447,684 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7% (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                           Page 4 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marco Antonio Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           43,447,684 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  43,447,684 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,447,684 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7% (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                           Page 5 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrick Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           43,447,684 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  43,447,684 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,447,684 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7% (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                           Page 6 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Soumaya Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           43,447,684 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  43,447,684 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,447,684 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7% (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                           Page 7 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanessa Paola Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           43,447,684 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  43,447,684 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,447,684 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7%(See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                           Page 8 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Johanna Monique Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           43,447,684 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  43,447,684 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,447,684 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7% (See Item 5)

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                           Page 9 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carso Global Telecom, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           28,536,570 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  28,536,570 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      28,536,570 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0% (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                          Page 10 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Telefonos de Mexico, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           25,620,055 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  25,620,055 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,620,055 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1% (See Item 5)

14    TYPE OF REPORTING PERSON*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                          Page 11 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Controladora de Servicios de Telecomunicaciones, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           25,620,055 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  25,620,055 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,620,055 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1% (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                          Page 12 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Global Telecom LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           2,916,515 Common Shares (see Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  2,916,515 Common Shares (see Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,916,515 Common Shares (see Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.9% (See Item 5)

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                          Page 13 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grupo Financiero Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           6,987,106 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  6,987,106 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,987,106 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%  (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     552691206               13D                          Page 14 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           1,085,726 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  1,085,726 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,085,726 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3% (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC

CUSIP No.     552691206               13D                          Page 15 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Promotora Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           1,444,803 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  1,444,803 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,444,803 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5% (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC

CUSIP No.     552691206               13D                          Page 16 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           2,600,000 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  2,600,000 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,600,000 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8% (See Item 5)

14    TYPE OF REPORTING PERSON*

      BK

CUSIP No.     552691206               13D                          Page 17 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           1,856,577 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  1,856,577 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,856,577 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6% (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC

CUSIP No.     552691206               13D                          Page 18 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria Carso, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           6,643,468 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  6,643,468 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,643,468 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.1% (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC

CUSIP No.     552691206               13D                          Page 19 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Orient Star Holdings LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           6,643,468 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  6,643,468 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,643,468 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.1% (See Item 5)

14    TYPE OF REPORTING PERSON*

      OO

CUSIP No.     552691206               13D                          Page 20 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      U.S. Commercial Corp., S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           1,280,540 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  1,280,540 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,280,540 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4% (See Item 5)

14    TYPE OF REPORTING PERSON*

      HC

CUSIP No.     552691206               13D                          Page 21 of 45

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commercial LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           1,280,540 Common Shares (See Item 5)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  1,280,540 Common Shares (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,280,540 Common Shares (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4% (See Item 5)

14    TYPE OF REPORTING PERSON*

      OO

Item 1.   Security and Issuer.

          This statement relates to the shares of common stock, $.01 par value per share (the "Common Shares") of MCI, Inc. (the "Issuer"). The address and principal executive office of the Issuer is 22001 Loudoun County Parkway, Ashburn, VA 20147.

Item 2.   Identity and Background.

          This statement is filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Act"), by the persons listed below (the "Reporting Persons").

          (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen. The members of the Slim Family directly and indirectly beneficially own a majority of the outstanding voting and equity securities of each of Carso Global Telecom, S.A. de C.V. ("CGT"), Telefonos de Mexico, S.A. de C.V. ("Telmex"), Controladora de Servicios de Telecomunicaciones, S.A. de C.V. ("Consertel"), Global Telecom LLC, Grupo Financiero Inbursa, S.A. de C.V. ("GFI"), Inmobiliaria Inbursa, S.A. de C.V. ("Inmobiliaria Inbursa"), Promotora Inbursa, S.A. de C.V. ("Promotora"), Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa ("Banco Inbursa"), Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V. ("IDP"), Inmobiliaria Carso, S.A. de C.V. ("Inmobiliaria Carso"), Orient Star Holdings LLC ("Orient Star"), U.S. Commercial Corp., S.A. de C.V. ("U.S. Commercial") and Commercial LLC. As a result, each member of the Slim Family may be deemed to share beneficial ownership of all Common Shares beneficially owned by these entities.

          (2) CGT, a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Mexico"), is a holding company with interests in telecommunications and media companies. The Common Shares deemed beneficially owned by CGT are beneficially owned indirectly through its majority-owned subsidiary, Telmex, and its wholly-owned subsidiary, Global Telecom LLC.

          (3) Telmex, a sociedad anonima de capital variable organized under the laws of Mexico, owns and operates the largest telecommunications system in Mexico; it is the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services as well as Internet access in Mexico. The Common Shares deemed beneficially owned by Telmex are beneficially owned indirectly through its wholly-owned subsidiary, Consertel.

          (4) Consertel, a sociedad anonima de capital variable organized under the laws of Mexico, is a holding company with portfolio investments in various companies.

          (5) Global Telecom LLC, a Delaware limited liability company, is a holding company with portfolio investments in various companies.

          (6) GFI is a sociedad anonima de capital variable organized under the laws of Mexico. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company. The Common Shares deemed beneficially owned by GFI are beneficially owned indirectly through its wholly-owned subsidiaries, Inmobiliaria Inbursa, Promotora, Banco Inbursa and IDP.

          (7) Inmobiliaria Inbursa, a sociedad anonima de capital variable organized under the laws of Mexico, is a holding company with portfolio investments in various companies.

          (8) Promotora, a sociedad anonima de capital variable organized under the laws of Mexico, is a holding company with portfolio investments in various companies.

          (9) Banco Inbursa, a sociedad anonima organized under the laws of Mexico, is a financial institution duly authorized by the Mexican Ministry of Finance and Public Credit ("Secretaria de Hacienda y Credito Publico") to render services as a banking institution in Mexico or abroad as permitted by applicable law.

          (10) IDP, a sociedad anonima de capital variable organized under the laws of Mexico, is a company engaged in the real estate business and has portfolio investments in various companies.

          (11) Inmobiliaria Carso, a sociedad anonima de capital variable organized under the laws of Mexico, is a holding company with portfolio investments in various companies, and is the sole member of Orient Star. The Common Shares deemed beneficially owned by Inmobiliaria Carso are beneficially owned indirectly through its wholly-owned subsidiary, Orient Star.

          (12) Orient Star is a Delaware limited liability company with portfolio investments in various companies.

          (13) U.S. Commercial, a sociedad anonima de capital variable organized under the laws of Mexico, is a holding company with portfolio investments in various companies, and is the sole member of Commercial LLC. The Common Shares deemed beneficially owned by U.S. Commercial are beneficially owned indirectly through its wholly-owned subsidiary, Commercial LLC.

          (14) Commercial LLC, a Delaware limited liability company, is a holding company with portfolio investments in various companies.

          The names, addresses, occupations and citizenship of the Slim Family and the addresses and executive officers and directors of each of CGT, Telmex, Consertel, Global Telecom LLC, GFI, Inmobiliaria Inbursa, Promotora, Banco Inbursa, IDP, Inmobiliaria Carso, Orient Star, U.S. Commercial and Commercial LLC are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in
          Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Common Shares beneficially owned by the Reporting Persons were received following the Issuer's emergence from bankruptcy pursuant to a reorganization plan approved by the U.S. bankruptcy court in October 2003 whereby bonds of the Issuer's predecessor, WorldCom, Inc. were exchanged for the Common Shares.

Item 4.   Purpose of Transaction.

          The Reporting Persons are the beneficial owners of approximately 13.7% of the Common Shares, and, based on current publicly available information, are the largest beneficial owners of the Common Shares. The Reporting Persons acquired and hold the Common Shares for investment purposes. The Reporting Persons have followed developments in connection with the Issuer's proposed merger with Verizon Communications Inc. and competing acquisition proposals made by Qwest Communications International Inc. The Reporting Persons believe that the board of directors and management of the Issuer in addressing these competing acquisition proposals should seek to maximize value for the owners of the Common Shares. In view of the significance of their shareholding, the Reporting Persons intend, subject to any limitations imposed by the DOJ Letter Agreement described in Item 6 below, to take an active interest in future developments relating to the pending acquisition proposals, and may communicate from time to time with other holders of the Common Shares and other interested third parties regarding such matters, and/or communicate their views to the Issuer's board of directors and executive management.

          Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. The Reporting Persons may in the future, subject to any limitations imposed by the DOJ Letter Agreement, acquire additional Common Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Shares beneficially owned by them in one or more transactions. Additionally, the Reporting Persons may, subject to any limitations imposed by the DOJ Letter Agreement, from time to time formulate plans or proposals regarding the Issuer or any of its securities or any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
          Schedule 13D, to the extent they deem advisable.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Persons have, as of March 3, 2005, the following direct and indirect beneficial ownership interests in Common Shares. Entities marked with an asterisk are direct beneficial owners of Common Shares.


                                                     Common Shares(1)
                                                -------------------------
                                                   Number      % of Class
                                                -------------------------
Carlos Slim Helu...........................      43,447,684       13.7%
Carlos Slim Domit..........................      43,447,684       13.7
Marco Antonio Slim Domit...................      43,447,684       13.7
Patrick Slim Domit.........................      43,447,684       13.7
Maria Soumaya Slim Domit...................      43,447,684       13.7
Vanessa Paola Slim Domit...................      43,447,684       13.7
Johanna Monique Slim Domit.................      43,447,684       13.7
CGT........................................      28,536,570        9.0
Telmex.....................................      25,620,055        8.1
Consertel*.................................      25,620,055        8.1
Global Telecom LLC*........................       2,916,515        0.9
GFI........................................       6,987,106        2.2
Inmobiliaria Inbursa*......................       1,085,726        0.3
Promotora*.................................       1,444,803        0.5
Banco Inbursa*.............................       2,600,000        0.8
IDP*.......................................       1,856,577        0.6
Inmobiliaria Carso.........................       6,643,468        2.1
Orient Star*...............................       6,643,468        2.1
U.S. Commercial............................       1,280,540        0.4
Commercial LLC*............................       1,280,540        0.4


(1) Based upon 317,888,234 Common Shares outstanding, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2004.

          (b) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, Telmex, Consertel, Global Telecom LLC, GFI, Inmobiliaria Inbursa, Promotora, Banco Inbursa, IDP, Inmobiliaria Carso, Orient Star, U.S. Commercial and Commercial LLC, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any Common Shares owned by such persons or by any entities controlled by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the Common Shares owned by the Reporting Persons.

          (c) Not applicable

          (d) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, Telmex, Consertel, Global Telecom LLC, GFI, Inmobiliaria Inbursa, Promotora, Banco Inbursa, IDP, Inmobiliaria Carso, Orient Star, U.S. Commercial and Commercial LLC, the Slim Family may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any Common Shares owned by such persons or by any entities controlled by such persons. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, Common Shares owned by the Reporting Persons.

          (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Reporting Persons and certain of their affiliates, on the one hand, and the United States Department of Justice (the "DOJ"), on the other, are parties to a letter agreement, dated January 23, 2004, as amended on May 4, 2004 (the "DOJ Letter Agreement"), pursuant to which the Reporting Persons have agreed that neither they nor their affiliates will acquire additional Common Shares or take certain actions, including but not limited to, accepting a position as an employee, officer or director of the Issuer, attending or participating in meetings of the Issuer's Board of Directors and participating in internal management decisions of the Issuer, unless they first notify the DOJ and follow the procedures specified in the DOJ Letter Agreement. The foregoing summary of the DOJ Letter Agreement is qualified in its entirety by reference to the DOJ Letter Agreement, a copy of which is filed herewith as an exhibit and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

                                  EXHIBIT INDEX

 Exhibit
 Number                     Description

   99.1 Joint Filing Agreement, dated as of February 14, 2005, by and among the Slim Family, CGT, Telmex, Consertel, Global Telecom LLC, GFI, Inmobiliaria Inbursa, Promotora, Banco Inbursa, IDP, Inmobiliaria Carso, Orient Star, U.S. Commercial and Commercial LLC.

   99.2 Letter Agreement, dated January 23, 2004, as amended May 4, 2004, among the Reporting Persons and the United States Department of Justice.



The Powers of Attorney for the Slim Family, Telmex, GFI, Promotora, Orient Star and Commercial LLC filed as an exhibit to the Schedule 13G filed on May 3, 2004 and the Powers of Attorney for CGT, Consertel, Global Telecom LLC, Inmobiliaria Inbursa, Banco Inbursa, IDP, Inmobiliaria Carso and U.S. Commercial filed as an exhibit to the Second Amendment to the Schedule 13G filed on February 14, 2005 are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


         -----------------------------------
         Carlos Slim Helu


         -----------------------------------
         Carlos Slim Domit                         By: /s/ Eduardo Valdes Acra
                                                       -------------------------
                                                       Eduardo Valdes Acra
         -----------------------------------           Attorney-in-Fact
         Marco Antonio Slim Domit                      March 3, 2005


         -----------------------------------
         Patrick Slim Domit


         -----------------------------------
         Maria Soumaya Slim Domit


         -----------------------------------
         Vanessa Paola Slim Domit


         -----------------------------------
         Johanna Monique Slim Domit



         CARSO GLOBAL TELECOM, S.A. DE C.V.


         -----------------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

         GLOBAL TELECOM LLC


         -----------------------------------
         By: Empresas y Controles en Comunicaciones S.A. de
         C.V., its sole member
         Name: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         -----------------------------------
         By: Adolfo Cerezo
         Title: Attorney-in-Fact

         CONTROLADORA DE SERVICIOS DE TELECOMUNICACIONES, S.A.
         DE C.V.


         -----------------------------------
         By: Sergio Rodriguez Molleda
         Title: Attorney-in-Fact

         GRUPO FINANCIERO INBURSA, S.A. DE C.V.


         -----------------------------------
         By: Raul Zepeda
         Title: Attorney-in-Fact

         PROMOTORA INBURSA, S.A. DE C.V.


         -----------------------------------
         By: Juan Carrizales
         Title: Attorney-in-Fact

         INMOBILIARIA INBURSA, S.A. DE C.V.


         -----------------------------------
         By: Raul Humberto Zepeda Ruiz
         Title: Attorney-in-Fact

         BANCO INBURSA, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO
         FINANCIERO INBURSA


         -----------------------------------
         By: Raul Humberto Zepeda Ruiz
         Title: Attorney-in-Fact

         INMOBILIARIA PARA EL DESARROLLO DE PROYECTOS, S.A. DE
         C.V.


         -----------------------------------
         By: Javier Foncerrada Izquierdo
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO, S.A. DE C.V.


         -----------------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC


         -----------------------------------
         By: Inmobiliaria Carso, S.A. de C.V., its sole member
         Name:  Armando Ibanez Vazquez
         Title: Attorney-in-Fact

         U.S. COMMERCIAL CORP., S.A. DE C.V.


         -----------------------------------
         By: Jose de Jesus Gallardo
         Title: Attorney-in-Fact

         COMMERCIAL LLC


         -----------------------------------
         By:  U.S. Commercial Corp., S.A. de C.V., its sole member
         Name:  Jesus Gallardo
         Title:  Attorney-in-Fact

                                   SCHEDULE I



                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

           All of the individuals listed below are citizens of Mexico.



Name                          Principal Occupation
----                          --------------------

Carlos Slim Helu              Chairman Emeritus of the Board of Telefonos de
                              Mexico, S.A. de C.V., Chairman Emeritus of the
                              Board of America Movil, S.A. de C.V., Chairman
                              Emeritus of the Board of Carso Global Telecom,
                              S.A. de C.V. and Chairman Emeritus of the Board of America Telecom, S.A. de C.V.

Carlos Slim Domit             Chairman of the Board of Telefonos de Mexico, S.A.
                              de C.V., Chairman of the Board of Grupo Carso,
                              S.A. de C.V. and President of Grupo Sanborns, S.A.
                              de C.V.

Marco Antonio Slim Domit      Chairman of the Board of Grupo Financiero Inbursa,
                              S.A. de C.V.

Patrick Slim Domit            Chairman of the Board of America Movil, S.A. de
                              C.V., Chairman of the Board of America Telecom,
                              S.A. de C.V. and Vice President of Commercial
                              Markets of Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit      President of Museo Soumaya

Vanessa Paola Slim Domit      Private Investor

Johanna Monique Slim Domit    Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.
   Avenida Insurgentes Sur 3500, Colonia Pena Pobre, 14060 Mexico D.F., Mexico



Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Carlos Slim Helu (Chairman Emeritus)       Chairman Emeritus of the Board of
                                           Telefonos de Mexico, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Movil, S.A. de C.V., Chairman
                                           Emeritus of the Board of Carso Global
                                           Telecom, S.A. de C.V. and Chairman
                                           Emeritus of the Board of America
                                           Telecom, S.A. de C.V.

Jaime Chico Pardo (Chairman)               President of Telefonos de Mexico,
                                           S.A. de C.V. and Vice President of
                                           Carso Global Telecom, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)     Chairman of the Board of Kimberly
                                           Clark de Mexico, S.A. de C.V.


C.P. Humberto Gutierrez                    General Director of Grupo Carso, S.A.
Olvera Zubizarreta                         de C.V.

Juan Antonio Perez Simon (Director)        Vice-Chairman of Telefonos de Mexico,
                                           S.A. de C.V. and Chairman of the
                                           Board of Sanborns Hermanos S.A.

Carlos Slim Domit (Director)               Chairman of the Board of Telefonos de
                                           Mexico, S.A. de C.V., Chairman of the
                                           Board of Grupo Carso, S.A. de C.V.
                                           and President of Grupo Sanborns, S.A.
                                           de C.V.

Executive Officers

Armando Ibanez (Chief Financial Officer)   Chief Financial Officer of Carso
                                           Global Telecom, S.A. de C.V.

                        TELEFONOS DE MEXICO, S.A. DE C.V.
         Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico


Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Carlos Slim Helu (Chairman Emeritus)       Chairman Emeritus of the Board of
                                           Telefonos de Mexico, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Movil, S.A. de C.V., Chairman
                                           Emeritus the Board of Carso Global
                                           Telecom, S.A. de C.V. and Chairman
                                           Emeritus of the Board of America
                                           Telecom, S.A. de C.V.


Carlos Slim Domit (Chairman; Member        Chairman of the Board of Telefonos de
of the Executive Committee)                Mexico, S.A. de C.V., Chairman of the
                                           Board of Grupo Carso, S.A. de C.V.
                                           and President of Grupo Sanborns, S.A.
                                           de C.V.

Jaime Chico Pardo (Vice Chairman; Member   President of Telefonos de Mexico,
of the Executive Committee)                S.A. de C.V.

Emilio Azcarraga Jean (Director)           President of Grupo Televisa, S.A. de
                                           C.V.

Antonio Cosio Arino (Director; Alternate   General manager of Cia Industrial de
Member of the Executive Committee)         Tepeji del Rio, S.A. de C.V.

Amparo Espinosa Rugarcia (Director)        President of the Center for Women's
                                           Studies in Mexico City

Elmer Franco Macias (Director)             President and Director of Grupo
                                           Infra, S.A. de C.V.

Angel Losada Moreno (Director)             Chief Executive Officer of Grupo
                                           Gigante, S.A. de C.V.

Romulo O'Farrill Jr. (Director)            Chairman of the Board and General
                                           Manager of Novedades Editores, S.A.
                                           de C.V.

Juan Antonio Perez Simon (Vice Chairman;   Chairman of the Board of Directors
Member of the Executive Committee)         and Member of the Executive Committee
                                           of Sanborns Hermanos, S.A., and
                                           member of the Board of Directors of
                                           America Telecom

Fernando Senderos Mestre (Director)        Chairman of the Board and Chief
                                           Executive Officer of Desc, S.A. de
                                           C.V.

Marco Antonio Slim Domit (Director;        Chairman of the Board of Grupo
Alternate Member of the Executive          Financiero Inbursa, S.A. de C.V.
Committee)

James W. Callaway (Director)               Group president of SBC
                                           Communications, Inc., International
                                           Operations

Richard P. Resnick (Director; Member of    President of SBC International
the Executive Committee)                   Management Services, Inc.

Robert L. Henrichs (Director; Alternate    Director of Finance, SBC
Member of the Executive Committee)         International Management Services,
                                           Inc.

Rafael Kalach Mizrahi (Director)           Chairman and Chief Executive Officer
                                           of Grupo Kaltex, S.A. de C.V.

Ricardo Martin Bringas (Director)          Chief Executive Officer of
                                           Organizacion Soriana, S.A. de C.V.


Executive Officers

Jaime Chico Pardo                          Chief Executive Officer

Adolfo Cerezo Perez                        Chief Financial Officer

          CONTROLADORA DE SERVICIOS DE TELECOMUNICACIONES, S.A. DE C.V. Parque Via 198, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico


Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Carlos Slim Domit                          Chairman of the Board of Telefonos
(Chairman of the Board of Directors)       de Mexico, S.A. de C.V., Chairman of
                                           the Board of Grupo Carso, S.A. de
                                           C.V. and President of Grupo
                                           Sanborns, S.A. de C.V.

Jaime Chico Pardo (Director)               Chief Executive Officer of Telefonos
                                           de Mexico, S.A. de C.V.

Adolfo Cerezo Perez (Director)             Chief Financial Officer of Telefonos
                                           de Mexico, S.A. de C.V.

Juan Antonio Perez Simon (Director)        Vice-Chairman of Telefonos de
                                           Mexico, S.A. de C.V.


Oscar Von Hauske Solis (Alternate          Chief Information Officer of
Director)                                  Telefonos de Mexico, S.A. de C.V.

                               GLOBAL TELECOM LLC
                 477 Madison Ave., 6th Floor, New York, NY 10022


Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Javier Humberto Rosado Machain (Manager)   Manager, Global Telecom LLC

Orlando Kleen (Manager)                    Manager, Global Telecom LLC

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
             Paseo de las Palmas 736, Colonia Lomas de Chapultepec,
                           11000 Mexico D.F., Mexico

Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Carlos Slim Helu (Chairman Emeritus)       Chairman Emeritus of the Board of
                                           Telefonos de Mexico, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Movil, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           Carso Global Telecom, S.A. de C.V.
                                           and Chairman Emeritus of the Board
                                           of America Telecom, S.A. de C.V.

Marco Antonio Slim Domit                   Chairman of the Board of Grupo
(Chairman of the Board)                    Financiero Inbursa, S.A. de C.V.

Eduardo Valdes Acra                        Chief Executive Officer of Inversora
(Vice-Chairman of the Board)               Bursatil, S.A. de C.V., Casa de
                                           Bolsa, Grupo Financiero Inbursa

Agustin Franco Macias (Director)           Chairman of Cryoinfra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)     Chairman of the Board of Kimberly
                                           Clark de Mexico, S.A. de C.V.

Juan Antonio Perez Simon (Director)        Vice-Chairman of Telefonos de
                                           Mexico, S.A. de C.V.

David Ibarra Munoz (Director)              Independent Economist

Jose Kuri Harfush (Director)               President of Janel, S.A. de C.V.

Executive Officers

Marco Antonio Slim Domit (President)       President of Grupo Financiero
                                           Inbursa, S.A. de C.V.

                       INMOBILIARIA INBURSA, S.A. DE C.V.
             Paseo de Las Palmas 750, Colonia Lomas de Chapultepec,
                           11000 Mexico, D.F., Mexico


Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Marco Antonio Slim Domit                   Chairman of the Board of Grupo
                                           Financiero Inbursa, S.A. de C.V.,
                                           member of the Board of Telefonos de
                                           Mexico, S.A. de C.V., member of the
                                           Board of America Telecom, S.A. de
                                           C.V. and member of the Board of
                                           Carso Global Telecom, S.A. de C.V.

Eduardo Valdes Acra                        Chief Executive Officer of Inversora
                                           Bursatil, S.A. de C.V., Casa de
                                           Bolsa, Grupo Financiero Inbursa

Hector Slim Seade                          Director de Soporte a la Operacion
                                           de Telefonos de Mexico, S.A. de C.V.

                         PROMOTORA INBURSA, S.A. DE C.V.
                Avenida Insurgentes Sur 3500, Colonia Pena Pobre,
                           14060 Mexico, D.F., Mexico


Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Carlos Slim Helu (Chairman)                Chairman Emeritus of the Board of
                                           Telefonos de Mexico, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Movil, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           Carso Global Telecom, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Telecom, S.A. de C.V. and
                                           Chairman Emeritus of the Board of
                                           Grupo Financiero Inbursa, S.A. de
                                           C.V.

Daniel Diaz Diaz                           Independent Consultant

Guillermo Guerrero Villalobos              Independent Consultant

Jose Humberto Gutierrez-Olvera Zubizarreta Chief Executive Officer of Grupo
                                           Carso, S.A. de C.V. and Condumex,
                                           S.A. de C.V.

David Ibarra Munoz                         Independent Consultant

Jose Kuri Harfush                          Chairman of Janel, S.A. de C.V. and
                                           Jasame, S.A. de C.V.

Daniel Ruiz Fernandez                      Independent Consultant and Chief
                                           Executive Officer of Ingenieria de
                                           Proyectos y Supervision, S.A. de C.V.

Alfonso Salem Slim                         Chief Executive Officer of Hoteles
                                           Calinda and PC Construcciones

Jose Shedid Merhy                          Independent Consultant

Patrick Slim Domit                         Alternate Chairman of the Board of
                                           America Telecom, S.A. de C.V.,
                                           member of the Board of America
                                           Movil, S.A. de C.V., and Vice
                                           President of Commercial Markets of
                                           Telefonos de Mexico, S.A. de C.V.

Fernando Solana Morales                    Independent Consultant

                BANCO INBURSA, S.A. INSTITUCION DE BANCA MULTIPLE
                            GRUPO FINANCIERO INBURSA
                Avenida Insurgentes Sur 3500, Colonia Pena Pobre,
                           14060 Mexico, D.F., Mexico


Name and Position                          Principal Occupation
-----------------                          --------------------

NON-INDEPENDENT PROPRIETARY MEMBERS

Eduardo Valdes Acra                        Chief Executive Officer of Inversora
(Chairman)                                 Bursatil, S.A. de C.V., Casa de
                                           Bolsa, Grupo Financiero Inbursa

Carlos Slim Helu                           Chairman Emeritus of the Board of
                                           Telefonos de Mexico, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Movil, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           Carso Global Telecom, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Telecom, S.A. de C.V. and
                                           Chairman Emeritus of the Board of
                                           Grupo Financiero Inbursa, S.A. de
                                           C.V.

Marco Antonio Slim Domit                   Chairman of the Board of Grupo
                                           Financiero Inbursa, S.A. de C.V.,
                                           member of the Board of Telefonos de
                                           Mexico, S.A. de C.V., member of the
                                           Board of America Telecom, S.A. de
                                           C.V. and member of the Board of
                                           Carso Global Telecom, S.A. de C.V.

Javier Foncerrada Izquierdo                Chief Executive Officer of Banco
                                           Inbursa, S.A. and Arrendadora
                                           Financiera Inbursa, S.A. de C.V.,
                                           Chairman of the Board of Afore
                                           Inbursa, S.A. de C.V. and member of
                                           the Board of various of Grupo
                                           Financiero Inbursa's subsidiaries

Adolfo Cerezo Perez                        Chief Financial Officer of Telefonos
                                           de Mexico, S.A. de C.V.

INDEPENDENT PROPRIETARY MEMBERS

Jose Kuri Harfush                          Chairman of Janel, S.A. de C.V. and
                                           Jasame, S.A. de C.V.

Juan Antonio Perez Simon                   Chairman of Sanborns Hermanos, S.A.
                                           de C.V. and Alternate Chairman of
                                           Telefonos de Mexico, S.A. de C.V.

NON-INDEPENDENT ALTERNATE MEMBERS

Javier Cervantes Sanchez Navarro           Risk Management Officer of Grupo
                                           Financiero Inbursa and its
                                           subsidiaries

Carlos Hajj Aboumrad                       Chief Executive Officer of Galas de
                                           Mexico, S.A. de C.V.

Hector Slim Seade                          Director de Soporte a la Operacion
                                           de Telefonos de Mexico, S.A. de C.V.

Luis Roberto Frias Humphrey                Officer of Corporate Banking of
                                           Banco Inbursa, S.A., Institucion de
                                           Banca Multiple, Grupo Financiero
                                           Inbursa

Carlos Garcia Moreno                       Chief Financial Officer of America
                                           Movil, S.A. de C.V.

INDEPENDENT ALTERNATE MEMBERS

Antonio Cosio Pando                        General Manager of Compania
                                           Industrial de Tepeji del Rio, S.A.
                                           de C.V.
Fernando Gerardo Chico Pardo               Chief Executive Officer of Promecap,
                                           S.C.

           INMOBILIARIA PARA EL DESARROLLO DE PROYECTOS, S.A. DE C.V.
             Paseo de Las Palmas 750, Colonia Lomas de Chapultepec,
                           11000 Mexico, D.F., Mexico


Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Eduardo Valdes Acra                        Chief Executive Officer of Inversora
(Chairman)                                 Bursatil, S.A. de C.V., Casa de
                                           Bolsa, Grupo Financiero Inbursa

Alfonso Salem Slim                         Chief Executive Officer of Hoteles
                                           Calinda and PC Construcciones

Javier Cervantes Sanchez Navarro           Risk Management Officer of Grupo
                                           Financiero Inbursa and its
                                           subsidiaries

                        INMOBILIARIA CARSO, S.A. DE C.V.
                Avenida Insurgentes Sur 3500, Colonia Pena Pobre,
                           14060 Mexico D.F., Mexico


Name and Position                          Principal Occupation
-----------------                          --------------------

Directors

Patrick Slim Domit (Chairman)              Alternate Chairman of the Board of
                                           America Telecom, S.A. de C.V.,
                                           member of the Board of America
                                           Movil, S.A. de C.V. and Vice
                                           President of Commercial Markets of
                                           Telefonos de Mexico, S.A. de C.V.

Carlos Slim Helu                           Chairman Emeritus of the Board of
                                           Telefonos de Mexico, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Movil, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           Carso Global Telecom, S.A. de C.V.,
                                           Chairman Emeritus of the Board of
                                           America Telecom, S.A. de C.V. and
                                           Chairman Emeritus of the Board of
                                           Grupo Financiero Inbursa, S.A. de
                                           C.V.

Marco Antonio Slim Domit                   Chairman of the Board of Grupo
                                           Financiero Inbursa, S.A. de C.V.,
                                           member of the Board of Telefonos de
                                           Mexico, S.A. de C.V., member of the
                                           Board of America Telecom, S.A. de
                                           C.V. and member of the Board of
                                           Carso Global Telecom, S.A. de C.V.

Carlos Slim Domit                          Chairman of the Board of Telefonos
                                           de Mexico, S.A. de C.V., Chairman of
                                           the Board of Grupo Carso, S.A. de
                                           C.V., Alternate Chairman of the
                                           Board of America Telecom, S.A. de
                                           C.V., Alternate Chairman of the
                                           Board of Carso Global Telecom, S.A.
                                           de C.V.  and President of Grupo
                                           Sanborns, S.A. de C.V.

Maria Soumaya Slim Domit                   President of Museo Soumaya

Vanessa Paola Slim Domit                   Private Investor

Johanna Monique Slim Domit                 Private Investor

                            ORIENT STAR HOLDINGS LLC
             477 Madison Avenue, 6th Floor, New York, NY 10022, USA


Name and Position                          Principal Occupation
-----------------                          --------------------

Javier Humberto Rosado Machain (Manager)   Manager, Orient Star Holdings LLC

Orlando Kleen (Manager)                    Manager, Orient Star Holdings LLC

                       U.S. COMMERCIAL CORP., S.A. DE C.V.
            Miguel de Cervantes Saavedra 255, Col. Ampliacion Granada
                          11520 Mexico, D.F., Mexico



Name and Position                          Principal Occupation
-----------------                          --------------------

PROPRIETARY MEMBERS

Carlos Slim Domit                          Chairman of the Board of Telefonos
                                           de Mexico, S.A. de C.V., Chairman of
                                           the Board of Grupo Carso, S.A. de
                                           C.V., Alternate Chairman of the
                                           Board of America Telecom, S.A. de
                                           C.V., Alternate Chairman of the
                                           Board of Carso Global Telecom, S.A.
                                           de C.V. and President of Grupo
                                           Sanborns, S.A. de C.V.

Angel Eduardo Peralta Rosado               Vice President of Grupo Sanborns,
                                           S.A. de C.V.

Rafael Moises Kalach Mizrahi               Chairman and Chief Executive Officer
                                           of Grupo Kaltex, S.A. de C.V.

Agustin Santamarina Vazquez                Of-counsel of Santamarina y Steta,
                                           S.C.

Patrick Slim Domit                         Alternate Chairman of the Board of
                                           America Telecom, S.A. de C.V.,
                                           member of the Board of America
                                           Movil, S.A. de C.V. and Vice
                                           President of Commercial Markets of
                                           Telefonos de Mexico, S.A. de C.V.

ALTERNATE MEMBERS

Arturo Elias Ayub                          Director de Alianzas Estrategicas,
                                           Comunicacion y Relaciones,
                                           Institucionales Telefonos de Mexico,
                                           S.A. de C.V.

Eduardo Zea Mir                            Chief Executive Officer of Sears
                                           Roebuck de Mexico

Alfonso Salem Slim                         Chief Executive Officer of Hoteles
                                           Calinda and PC Construcciones

Eduardo Valdes Acra                        Chief Executive Officer of Inversora
                                           Bursatil, S.A. de C.V., Casa de
                                           Bolsa, Grupo Financiero Inbursa

Daniel Hajj Aboumrad                       Chief Executive Officer of America
                                           Movil

                                 COMMERCIAL LLC
             477 Madison Avenue, 6th Floor, New York, NY 10022, USA


Name and Position                          Principal Occupation
-----------------                          --------------------

Javier Humberto Rosado Machain (Manager)   Manager, Commercial LLC

Orlando Kleen (Manager)                    Manager, Commercial LLC